Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2017 Financial Results

Net Revenues in Q1 2017 Increased by 60.4% Year-Over-Year

Gross Profit in Q1 2017 Increased by 170.8% Year-Over-Year

NANJING, China, May 26, 2017 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2017.

Highlights for the First Quarter of 2017

•	Net revenues in the first quarter of 2017 increased by 60.4% year-over-year, compared with Non-GAAP[1] net revenues, to RMB456.0 million (US$66.3 million2).
•	Revenues from packaged tours in the first quarter of 2017 increased by 53.5% year-over-year, compared with Non-GAAP revenues from packaged tours, to RMB355.9 million (US$51.7 million).
•	Gross profit in the first quarter of 2017 increased by 170.8% year-over-year, compared with Non-GAAP gross profit, to RMB251.3 million (US$36.5 million).
•	Mobile orders contributed to over 90% of total online orders in the first quarter of 2017.

Adoption of ASC 606, Revenue from Contracts with Customers

In May 2014, the FASB issued a new standard related to revenue recognition, and recently issued several amendments to the standard. The new revenue standard will be effective beginning on January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the cumulative catch-up transition method). We adopted this new revenue standard effective January 1, 2017 by applying the full retrospective method. Also since the beginning of fiscal year 2017, we have implemented certain changes with our tour operators and our role in the organized tour arrangements has changed from a principal into an agent. As a result of adopting the new accounting standard and the change of our role, revenue from the organized tours will be mainly recognized on a net basis. Also the revenue standard changed the timing of revenue recognition for packaged-tour services from the tour’s end to the departure day of the tour. Under ASC 606 Revenue from Contracts with Customers, substantially all revenues from our organized tours for the year ended December 31, 2016 continued to be recognized on a gross basis because of our principal role for these organized tours up to the end of 2016.

1 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the attached “Reconciliations of GAAP and Non-GAAP Results" at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

2 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.8832 on March 31, 2017 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

To increase comparability of operating results and aid investors to better understand our business performance and operating trends, we have provided the following comparison of revenues, cost of revenues and gross profit for the first quarter of 2017 with relevant Non-GAAP adjusted data for corresponding periods in 2016:

(in thousands RMB)	Quarter Ended March 31, 2016	Quarter Ended March 31, 2017	% of change
Revenues
Packaged tours	231,945	355,948	53.5%
Others	65,913	100,093	51.9%
Total revenues	297,858	456,041	53.1%
Net revenues	284,306	456,041	60.4%
Cost of revenues	(191,513)	(204,737)	6.9%
Gross profit	92,793	251,304	170.8%

Additional information regarding our Non-GAAP definition and reconciliations of GAAP and Non-GAAP results are provided at the end of this announcement.

Mr. Donald Yu, Tuniu’s co-founder, Chairman and Chief Executive Officer, said, “We are pleased to report a strong first quarter to start off 2017. Our net revenue increased by over 60% year-over-year while our margins improved considerably as we further strengthened our number one position in the online leisure travel market in China. In 2017, Tuniu will primarily focus on its core operation and innovation to make further improvements to its customer service, product and technology. For customer service, we will fully implement our “one-stop consultant” feature so that a single dedicated customer service representative can help plan and book a customer’s trip, and resolve questions during their trip. This will give each customer a better and more personal experience when they travel with Tuniu and increase the efficiency of our customer service. ”

Mr. Alex Yan, Tuniu’s co-founder, President and Chief Operating Officer, said, “Big data analytics continue to be used across our operation. We have strengthened our usage of big data by pushing products to our customers based on their location and historical preferences. On the sales and marketing side, we have increased the efficiency of our campaigns by leveraging our data from previous campaigns and allocating our budget to the channels with higher returns.”

Mr. Conor Yang, Tuniu’s Chief Financial Officer, said, “Starting from the second half of 2016, we have made several improvements to the efficiency of our business. Our focus on improving operational efficiency and realizing economies of scale has helped us significantly reduce our net loss both on an absolute basis and as a percentage of revenue. As we continue to both improve our gross margin and control costs, our path to profitability becomes increasingly clear.”

First Quarter 2017 Results

Net revenues were RMB456.0 million (US$66.3 million) in the first quarter of 2017, representing a year-over-year increase of 60.4%, compared with Non-GAAP net revenues, from the corresponding period in 2016.

•	Revenues from packaged tours, substantially all of which are recognized on a net basis, were RMB355.9 million (US$51.7 million) in the first quarter of 2017, representing a year-over-year increase of 53.5%, compared with Non-GAAP revenues from packaged tours, from the corresponding period in 2016. The increase was primarily due to the growth of organized tours and self-guided tours.

•	Other revenues, were RMB100.1 million (US$14.5 million) in the first quarter of 2017, representing a year-over-year increase of 51.9%, compared with Non-GAAP other revenues, from the corresponding period in 2016. The increase was primarily due to commission fees received from other travel-related products, such as transportation ticketing and accommodation reservation.

Cost of revenues was RMB204.7 million (US$29.7 million) in the first quarter of 2017, representing a year-over-year increase of 6.9%, compared with Non-GAAP cost of revenues, from the corresponding period in 2016. As a percentage of net revenues, cost of revenues was 44.9% in the first quarter of 2017, compared to 67.4% as a percentage of Non-GAAP net revenues in the corresponding period in 2016.

Gross profit was RMB251.3 million (US$36.5 million) in the first quarter of 2017, representing a year-over-year increase of 170.8%, compared with Non-GAAP gross profit, from the corresponding period in 2016. The increase in gross profit was primarily due to the economies of scale and optimization of our supply chain management.

Operating expenses were RMB559.3 million (US$81.3 million) in the first quarter of 2017, representing a year-over-year decrease of 13.7% from the corresponding period in 2016. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB60.8 million (US$8.8 million) in the first quarter of 2017. Non-GAAP operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB498.5 million (US$72.4 million) in the first quarter of 2017, representing a year-over-year decrease of 15.6%.

•	Research and product development expenses were RMB159.4 million (US$23.2 million) in the first quarter of 2017, representing a year-over-year increase of 30.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB2.2 million (US$0.3 million), were RMB157.2 million (US$22.8 million) in the first quarter of 2017, representing an increase of 30.9% from the corresponding period in 2016. The increase was primarily due to investments for the implementation of additional product categories such as transportation ticketing, accommodation reservation and financial services, improvement of online technology, and the rise in technology and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 35.0% in the first quarter of 2017, decreasing from 42.9% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and implementation of new systems.

•	Sales and marketing expenses were RMB253.8 million (US$36.9 million) in the first quarter of 2017, representing a year-over-year decrease of 34.0%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB34.6 million (US$5.0 million), were RMB219.1 million (US$31.8 million) in the first quarter of 2017, representing a year-over-year decrease of 37.4% from the corresponding period in 2016. Sales and marketing expenses as a percentage of net revenues were 55.6% in the first quarter of 2017, decreasing from 135.3% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the decline in brand promotions and preference for marketing channels with higher ROI.

•	General and administrative expenses were RMB151.3 million (US$22.0 million) in the first quarter of 2017, representing a year-over-year increase of 5.2%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB24.0 million (US$3.5 million), were RMB127.4 million (US$18.5 million) for the first quarter of 2017, representing a year-over-year increase of 3.8% from the corresponding period in 2016. The increase was primarily due to the increase in associated expenses as a result of our business and product category expansion. General and administrative expenses as a percentage of net revenues were 33.2% in the first quarter of 2017, decreasing from 50.6% as a percentage of Non-GAAP net revenues in the corresponding period in 2016. The decrease was primarily due to the increase in efficiency resulting from economies of scale and optimization of administrative personnel.

Loss from operations was RMB308.0 million (US$44.7 million) in the first quarter of 2017, compared to a loss from operations of RMB556.9 million in the first quarter of 2016. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB246.9 million (US$35.9 million) in the first quarter of 2017.

Net loss was RMB287.4 million (US$41.7 million) in the first quarter of 2017, compared to a net loss of RMB538.5 million in the first quarter of 2016. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB226.2 million (US$32.9 million) in the first quarter of 2017.

Net loss attributable to ordinary shareholders was RMB288.2 million (US$41.9 million) in the first quarter of 2017, compared to a net loss attributable to ordinary shareholders of RMB535.8 million in the first quarter of 2016. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB227.1 million (US$33.0 million) in the first quarter of 2017.

As of March 31, 2017, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB4.2 billion (US$613.8 million).

Business Outlook

For the second quarter of 2017, Tuniu expects to generate RMB442.7 million to RMB457.6 million of net revenues, which represents 48% to 53% growth year-over-year compared with Non-GAAP net revenues in the corresponding period in 2016. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Appointment of New Board of Directors

Tuniu also announced that effective May 25, 2017, Mr. Shengli Hu and Mr. Tao Yang were appointed as directors to the Company’s board of directors, replacing Mr. Haoyu Shen and Mr. James Jiangzhang Liang, who have resigned from the board on the same date. Mr. Shengli Hu also replaced Mr. Haoyu Shen as a member of the Company's compensation committee.

Mr. Shengli Hu has served as the President of JD.com’s 3C business unit since January 2016. Mr. Hu joined JD.com in January 2014 and was in charge of the telecommunication department. Mr. Hu has extensive experience in operations within the telecommunication industry. Prior to joining JD.com, Mr. Hu served as the Vice President of FunTalk China Holdings Limited from 2011 until 2013. Mr. Hu has also served in various key roles during his tenure in China Unicom. Mr. Hu received a master's degree in business administration from Hunan University.

Mr. Tao Yang currently serves as Senior Vice President of Ctrip.com International, Ltd in charge of its Travel Business Unit. Mr. Yang has held a number of technical and managerial positions after joining in Ctrip.com in 2000. Mr. Yang received an EMBA degree from China Europe International Business School and a bachelor’s degree in mechanical engineering from Shanghai Jiaotong University.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on May 26, 2017, (8:00 pm, Beijing/Hong Kong Time, on May 26, 2017) to discuss the first quarter 2017 financial results.

To participate in the conference call, please dial the following numbers:

US:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
International:	+1-412-902-4272

Conference ID: Tuniu Corporation 1Q 2017 Earnings Call

A telephone replay will be available one hour after the end of the conference through June 2, 2017. The dial-in details are as follows:

US:	+1-877-344-7529

International:	+1-412-317-0088

Replay Access Code: 10107795

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,700,000 stock keeping units (SKUs) of packaged tours, covering over 160 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided Non-GAAP information related to net revenue, cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS, which excludes adjustment on net basis and timing of revenue recognition as in 2017, share-based compensation expenses and amortization of acquired intangible assets. We believe that the Non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these Non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these Non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

A limitation of using Non-GAAP financial measures excluding share-based compensation expenses and amortization of acquired intangible assets is that share-based compensation expenses and amortization of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Maria Xin

Vice President

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	1,085,236	754,332	109,590
Restricted cash	124,561	96,968	14,088
Short-term investments	3,603,497	3,373,584	490,119
Accounts receivable, net	235,673	264,545	38,433
Amounts due from related parties	390,330	328,548	47,732
Prepayments and other current assets	1,632,329	906,153	131,647
Yield enhancement products and accrued interest	449,528	569,010	82,666
Total current assets	7,521,154	6,293,140	914,275

Non-current assets
Long term investment	58,764	58,764	8,537
Property and equipment, net	177,817	162,888	23,665
Intangible assets	592,267	565,877	82,211
Goodwill	147,639	147,639	21,449
Yield enhancement products over one year and accrued interest	562,643	414,512	60,221
Other non-current assets	46,468	49,973	7,260
Long-term amounts due from related parties	64,902	-	-
Total non-current assets	1,650,500	1,399,653	203,343
Total assets	9,171,654	7,692,793	1,117,618

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	1,022,704	959,489	139,396
Amounts due to related parties	32,526	87,506	12,713
Salary and welfare payable	192,455	150,468	21,860
Taxes payable	11,619	15,842	2,302
Advances from customers	1,806,493	924,112	134,256
Accrued expenses and other current liabilities	589,288	470,500	68,353
Amounts due to the individual investors of yield enhancement products	871,914	768,973	111,717
Total current liabilities	4,526,999	3,376,890	490,597

Non-current liabilities	54,928	53,288	7,742
Total liabilities	4,581,927	3,430,178	498,339

Mezzanine equity
Redeemable noncontrolling interests	90,072	91,703	13,323

Shareholders' equity
Ordinary shares	242	242	35
Less: Treasury stock	(19,708)	(67,077)	(9,745)
Additional paid-in capital	8,855,991	8,878,005	1,289,808
Accumulated other comprehensive income	400,925	381,735	55,459
Accumulated deficit	(4,738,593)	(5,025,475)	(730,107)
Total Tuniu's shareholders' equity	4,498,857	4,167,430	605,450
Noncontrolling interests	798	3,482	506
Total Shareholders' equity	4,499,655	4,170,912	605,956
Total liabilities and shareholders' equity	9,171,654	7,692,793	1,117,618

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Revenues
Packaged tours	2,015,941	1,847,888	355,948	51,713
Others	68,588	105,505	100,093	14,542
Total revenues	2,084,529	1,953,393	456,041	66,255
Less: Business and related taxes	(13,552)	-	-	-
Net revenues	2,070,977	1,953,393	456,041	66,255
Cost of revenues	(1,979,687)	(1,778,914)	(204,737)	(29,744)
Gross profit	91,290	174,479	251,304	36,511

Operating expenses
Research and product development	(121,987)	(170,123)	(159,403)	(23,158)
Sales and marketing	(384,590)	(398,095)	(253,756)	(36,866)
General and administrative	(143,830)	(205,500)	(151,333)	(21,986)
Other operating income	2,184	11,070	5,223	759
Total operating expenses	(648,223)	(762,648)	(559,269)	(81,251)
Loss from operations	(556,933)	(588,169)	(307,965)	(44,740)
Other income/(expenses)
Interest income	17,984	21,704	22,954	3,335
Foreign exchange related gains/(losses), net	(161)	(1,702)	(1,370)	(199)
Other (loss)/ income, net	(6)	(2,310)	429	62
Loss before income tax expense	(539,116)	(570,477)	(285,952)	(41,542)
Income taxes (expense) /benefit	568	2,610	(1,406)	(204)
Net loss	(538,548)	(567,867)	(287,358)	(41,746)
Less: Net loss attributable to noncontrolling interests	(2,797)	(6,838)	(751)	(109)
Less: Net loss attributable to redeemable noncontrolling interests	-	(34)	275	40
Net loss attributable to Tuniu Corporation	(535,751)	(560,995)	(286,882)	(41,677)
Accretion on redeemable noncontrolling interest	-	(106)	(1,356)	(197)
Net loss attributable to ordinary shareholders	(535,751)	(561,101)	(288,238)	(41,874)

Net loss	(538,548)	(567,867)	(287,358)	(41,746)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(57,051)	141,523	(19,190)	(2,788)
Comprehensive loss	(595,599)	(426,344)	(306,548)	(44,534)

Loss per share
Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.50)	(1.48)	(0.76)	(0.11)
Net loss per ADS - basic and diluted*	(4.50)	(4.44)	(2.28)	(0.33)
Weighted average number of ordinary shares used in computing basic and diluted loss per share	357,957,594	378,785,214	378,164,347	378,164,347

Share-based compensation expenses included are as follows:
Cost of revenues	238	276	321	47
Research and product development	1,317	1,709	1,784	259
Sales and marketing	323	419	477	69
General and administrative	19,640	23,657	23,139	3,362
Total	21,518	26,061	25,721	3,737

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

GAAP results compared to comparable Non-GAAP data of corresponding periods

(All amounts in thousands, except per share information)

To increase comparability of operating results and aid investors to better understand our business performance and operating trends, we have provided the following comparison of certain financial information for the first quarter of 2017 with relevant Non-GAAP adjusted data for corresponding periods in 2016.

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2016	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	RMB	US$

Net revenues	284,306	321,723	456,041	66,255

Gross profit	92,793	168,462	251,304	36,511

Operating expenses	(590,894)	(704,048)	(559,269)	(81,251)

Loss from operations	(498,101)	(535,586)	(307,965)	(44,740)

Net loss	(479,716)	(515,284)	(287,358)	(41,746)

Net loss attributable to ordinary shareholders	(476,980)	(507,927)	(288,238)	(41,874)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.33)	(1.34)	(0.76)	(0.11)

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2017
	GAAP	Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenue	456,041	-	-	-	456,041
Cost of revenues	(204,737)	-	321	-	(204,416)

Research and product development	(159,403)	-	1,783	399	(157,221)
Sales and marketing	(253,756)	-	477	34,163	(219,116)
General and administrative	(151,333)	-	23,139	827	(127,367)
Other operating income	5,223	-	-	-	5,223
Total operating expenses	(559,269)	-	25,399	35,389	(498,481)

Loss from operations	(307,965)	-	25,720	35,389	(246,856)

Net loss	(287,358)	-	25,720	35,389	(226,249)

Net loss attributable to ordinary shareholders	(288,238)	-	25,720	35,389	(227,129)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.76)				(0.60)
Net loss per ADS - basic and diluted	(2.28)				(1.80)

	Quarter Ended December 31, 2016
	GAAP	Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenue	1,953,393	(1,631,670)	-	-	321,723
Cost of revenues	(1,778,914)	1,625,377	276	-	(153,261)

Research and product development	(170,123)	-	1,709	399	(168,015)
Sales and marketing	(398,095)	(2,718)	419	34,168	(366,226)
General and administrative	(205,500)	-	23,657	966	(180,877)
Other operating income	11,070	-	-	-	11,070
Total operating expenses	(762,648)	(2,718)	25,785	35,533	(704,048)

Loss from operations	(588,169)	(9,011)	26,061	35,533	(535,586)

Net loss	(567,867)	(9,011)	26,061	35,533	(515,284)
Net loss attributable to noncontrolling interests	(6,838)	(591)	-	-	(7,429)
Net loss attributable to ordinary shareholders	(561,101)	(8,420)	26,061	35,533	(507,927)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.48)				(1.34)
Net loss per ADS - basic and diluted	(4.44)				(4.02)

	Quarter Ended March 31, 2016
	GAAP	Adjustment on net basis and timing of	Share-based	Amortization of acquired	Non-GAAP
	Result	revenue recognition as in 2017	Compensation	intangible assets	Result

Net revenue	2,070,977	(1,786,671)	-	-	284,306
Cost of revenues	(1,979,687)	1,788,228	238	(292)	(191,513)

Research and product development	(121,987)	-	1,317	550	(120,120)
Sales and marketing	(384,590)	171	323	33,848	(350,248)
General and administrative	(143,830)	-	19,640	1,480	(122,710)
Other operating income	2,184	-	-	-	2,184
Total operating expenses	(648,223)	171	21,280	35,878	(590,894)

Loss from operations	(556,933)	1,728	21,518	35,586	(498,101)

Net loss	(538,548)	1,728	21,518	35,586	(479,716)
Net loss attributable to noncontrolling interests	(2,797)	61	-	-	(2,736)
Net loss attributable to ordinary shareholders	(535,751)	1,667	21,518	35,586	(476,980)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(1.50)				(1.33)
Net loss per ADS - basic and diluted	(4.50)				(3.99)